VENDEXKBB

Treasury - Investor [redacted]

04035454

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUL 12 2004
WASH. D.C. 155 SECTION

File no. 82-4120

Date	Telephone number	Fax number	Reference
30 June 2004	+31-20 - 5490 509	+31 20 6461 099	T04-083/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

SUPPL

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

7/14

Enclosure: 1.

PRESS RELEASE

VDXK Acquisition B.V.

VENDEXKBB

Amsterdam, 28 June 2004

This is a joint press release of VDXK Acquisition B.V. ("VDXK") and Koninklijke Vendex KBB N.V. ("Vendex KBB") in relation to the recommended cash offer for the shares in Vendex KBB ("Vendex KBB"). *Not for release, publication or distribution, in whole or in part, in or into the Canada, Australia or Japan.*

VDXK declares public offer for Vendex KBB unconditional

With reference to the public announcements of 26 April, 19 May, 11 June, 15 June and 22 June 2004 and the Offer Memorandum of 21 May 2004, VDXK and Vendex KBB announce that VDXK waives the Offer Condition, as set out in the Offer Memorandum, that at least 95% of the Ordinary Shares and at least 95% of the Preference Shares is tendered and declares the Offer for all issued and outstanding Ordinary Shares and Preference Shares unconditional.

78.640.190 Ordinary Shares have been tendered under the Offer (including additional Shares tendered since the public announcement of 22 June), representing 88,1% of the outstanding and issued ordinary share capital of Vendex KBB and 21,000 Preference Shares have been tendered under the Offer, representing 100% of the outstanding and issued preference share capital of Vendex KBB. The Shares tendered under the Offer represent 91,9% of the total issued and outstanding share capital of Vendex KBB. These percentages do not take into account Shares held by Vendex KBB and its subsidiaries.

Investment funds affiliated with and/or managed by Kohlberg Kravis Roberts & Co. L.P. have taken up the minority participation in VDXK of the investment funds affiliated with and/or managed by Change Capital LLP, who will no longer be investors. The participation of AlpInvest Partners in VDXK is unchanged.

Settlement
With reference to the Offer Memorandum, no later than 5 July 2004, VDXK will pay an amount of EUR 15.40 in cash for each validly tendered (or defectively tendered provided that such defect has been waived by VDXK) and delivered Ordinary Share (the "Offer Price per Ordinary Share") and EUR 40.00 plus accrued and unpaid dividend in the period between 1 February 2004 and 5 July 2004, amounting to EUR 1.36 per Preference Share in cash, for each validly tendered (or defectively tendered provided that such defect has been waived by VDXK) and delivered Preference Share. Admitted Institutions to Euronext Amsterdam must deliver tendered Shares to ABN AMRO Bank N.V. as Settlement Agent by 2 July 2004 at the latest.

Post-acceptance
VDXK grants holders of Ordinary Shares who have not yet tendered their Ordinary Shares under the Offer, the opportunity to tender their Ordinary Shares in a post-acceptance period. The post-acceptance period commences at 09:00 hours, Amsterdam time, on 29 June 2004 and expires at

15:00 hours, Amsterdam time (9:00 hours New York time), on 19 July 2004. Holders of Ordinary Shares can tender their shares in the same manner and subject to the same conditions as described in the Offer Memorandum. Shares tendered in the post-acceptance period may not be withdrawn. VDXK expects to make an announcement regarding the number of Ordinary Shares held by VDXK per the last day of the post-acceptance period no later than 26 July 2004. Payment of the Offer Price per Ordinary Share for Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by VDXK) and delivered during the post-acceptance period will take place no later than 2 August 2004.

Shareholders are reminded that, as described in the Offer Memorandum, (i) it is intended that Vendex KBB's listing on the Official Market of Euronext Amsterdam N.V. will be terminated as soon as possible, (ii) VDXK expects to initiate. subject to the necessary threshold being reached, the statutory procedure contemplated by the Dutch Civil Code in order to acquire all Shares and depositary receipts held by minority Shareholders or take such other steps to terminate the listing and/or acquire Shares that have not been tendered, including effecting a legal merger (*juridische fusie*), (iii) the purchase of Shares pursuant to the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares not tendered and not held by Vendex KBB (and its subsidiaries) and (iv) VDXK expects to amend significantly Vendex KBB's dividend policy, which may result in no (cash) dividends being paid to Vendex KBB's Shareholders in the future.

This press release is a public announcement as meant in Article 9t paragraph 4 of the Securities Markets Supervision Decree 1995 (*Besluit toezicht effectenverkeer 1995*).

Unless defined herein, defined terms used in this announcement shall have the meanings given to them in the Offer Memorandum. This press release appears in Dutch as well. In the event of any inconsistency, the English version will prevail.

Further information can be obtained with:

VDXK			
Citigate,			
Dorothee van Vredenburch	tel.	+31-20-5754010	+31-6-53215341
Floor van Maaren		+31-20-5754010	+31-6-29597746
KKR			
Gay Collins/Andrew Nicolls,			
Penrose Financial	tel.	+44-20-77864882	+44-77-98626281
Vendex KBB			
Peter van Bakkum, press relations	tel.	+31-20-5490 432	+31-6-53589 041
Marius Zomer, investor relations	tel.	+31-20-5490 509	+31-6-10932 179

file 82-4120

PRESS RELEASE

VDXK Acquisition B.V.

VENDEXKBB

Amsterdam, 11 June, 2004

This is a joint press release of Koninklijke Vendex KBB N.V. ("Vendex KBB") and VDXK Acquisition B.V. ("VDXK"), a company controlled by a consortium consisting of investment funds affiliated with and/or managed by Kohlberg Kravis Roberts & Co. L.P., Change Capital Partners LLP and AlpInvest Partners N.V., in relation to the recommended cash offer. Not for release, publication or distribution, in whole or in part, in or into the Canada, Australia or Japan.

VDXK ACQUISITION B.V. CONFIRMS FOR U.S. REGULATORY PURPOSES THAT IT RESERVES THE RIGHT TO WAIVE THE MINIMUM ACCEPTANCE CONDITION TO ITS OFFER FOR KONINKLIJKE VENDEX KBB N.V.

SHAREHOLDERS ARE ADVISED THAT VDXK HAS NOT MADE A DETERMINATION AT THIS TIME WHETHER TO WAIVE THE MINIMUM ACCEPTANCE CONDITION

As stated in the press release dated 19 May 2004 and the Offer Memorandum dated 21 May 2004, the Offer is subject to the fulfilment of certain Offer Conditions, including, but not limited to, the condition that at least 95% of the Ordinary Shares and at least 95% of the Preference Shares have been tendered under the Offer (the "Minimum Acceptance Condition"). VDXK confirms for U.S. regulatory purposes that it reserves the right to waive the Minimum Acceptance Condition if tenders have been received at any level at or in excess of 80% of the shares in Vendex KBB, excluding shares held by Vendex KBB (and its subsidiaries). Shareholders are advised that VDXK has not made a determination at this time whether to waive the Minimum Acceptance Condition.

As previously announced, the Offer expires at 15:00 hours, Amsterdam time (9:00 hours, New York time), on 21 June 2004, unless extended ("Acceptance Closing Date"). VDXK will determine within five Business Days following the Acceptance Closing Date, unless the Offer is extended, whether the Offer Conditions have been fulfilled or are to be waived by VDXK and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfilment of any of the Offer Conditions, or (iii) the Offer is terminated as a result of the Offer Conditions not having been fulfilled or waived by VDXK, as described in the Offer Memorandum.

Shareholders are reminded that, as described in the Offer Memorandum, should the Offer be declared unconditional (whether or not the Minimum Acceptance Condition has been waived), (i) it is intended that Vendex KBB's listing on the Official Market of Euronext Amsterdam N.V. will be terminated as soon as possible, (ii) subject to the necessary threshold being reached, VDXK expects to initiate the statutory procedure contemplated by the Dutch Civil Code in order to acquire all Shares and depositary receipts held by minority Shareholders or take such other steps to terminate the listing and/or acquire Shares that have not been tendered, including effecting a legal merger (*juridische fusie*), (iii) the purchase of Shares pursuant to the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares not tendered and not held by Vendex KBB (and its subsidiaries) and (iv) VDXK expects to amend significantly Vendex KBB's dividend policy, which may result in no (cash) dividends being paid to Vendex KBB's Shareholders in the future.

Any Shareholders who have already tendered and consider that a waiver of the Minimum Acceptance Condition would impact their willingness to accept the Offer, may wish to consider withdrawing their tender at this time (excluding of course Shareholders who have signed a separate irrevocable undertaking with VDXK). Any such withdrawals of tenders may be made from today until the Acceptance Closing Date.

Unless defined herein, defined terms used in this announcement shall have the meanings given to them in the Offer Memorandum.

Further information can be obtained with:

For VDXK
Citigate,

Dorothee van Vredenburch	tel. +31-20-5754 010
	+31-6-53215 341
Floor van Maaren	tel. +31-20-5754 010
	+ 31-6-29597746

For KKR
Gay Collins/Andrew Nicolls,

Penrose Financial	tel. + 44-20-7786 4882
	+ 44-77-9862-6281

For Vendex KBB

Peter van Bakkum, press relations	tel. +31-20-5490 432
	+31-6-53589 041
Marius Zomer, investor relations	tel. +31-20-5490 509
	+31-6-10932 179

This press release appears in Dutch also. In the event of any inconsistency, the English version will prevail above the Dutch version.

PRESS RELEASE

VDXK Acquisition B.V.

VENDEXKBB

Amsterdam, 30 June 2004

This is a joint press release of VDXK Acquisition B.V. ("VDXK") and Koninklijke Vendex KBB N.V. ("Vendex KBB").

Mr Steven Petrow, a partner of Change Capital LLP, will not take up his appointment as member of the Supervisory Board of Vendex KBB after settlement of the public offer, made by VDXK, on 5 July 2004.

Further information can be obtained with:

VDXK
Citigate,

Dorothee van Vredenburch	tel. +31-20-5754010	+31-6-53215341
Floor van Maaren	tel. +31-20-5754010	+31-6-29597746

KKR
Gay Collins/Andrew Nicolls,

Penrose Financial	tel. +44-20-77864882	+44-77-98626281

Vendex KBB

Peter van Bakkum, press relations	tel. +31-20-5490432	+31-6-53589041
Marius Zomer, investor relations	tel. +31-20-5490509	+31-6-10932179

Treasury - Investor Relations Department

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

File no. 82-4120

Date	Telephone number	Fax number	Reference
5 July 2004	+31-20 - 5490 509	+31 20 6461 099	T04-086/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

Enclosure: 1.

File No: 82-4120

PRESS RELEASE

VDXK Acquisition B.V.

Amsterdam, 5 July 2004

This is a press release of VDXK Acquisition B.V. ("VDXK") in relation to the recommended cash offer for the shares in Koninklijke Vendex KBB N.V. ("Vendex KBB"). Not for release, publication or distribution, in whole or in part, in or into the Canada, Australia or Japan.

VDXK OFFERS ACCELERATED SETTLEMENT TO VENDEX KBB SHAREHOLDERS WHO TENDER EARLY IN POST ACCEPTANCE PERIOD

With reference to the public announcements of 26 April, 19 May, 11 June, 15 June, 22 June and 28 June 2004 and the Offer Memorandum of 21 May 2004, VDXK announces that any Ordinary Shares in Vendex KBB that are tendered and delivered by Admitted Institutions to ABN AMRO as Settlement Agent during the post acceptance period prior to 17:00 hours, Amsterdam time, (11:00 hours New York time) on Wednesday 7 July 2004 will be paid for no later than Monday 12 July 2004. Payment for Ordinary Shares so tendered will be an amount of EUR 15.40 in cash for each Ordinary Share (the "Offer Price per Ordinary Share").

As announced on 28 June 2004, the post-acceptance period expires at 15:00 hours, Amsterdam time (9:00 hours New York time) on 19 July 2004. Any Ordinary Shares not tendered by 17:00 hours, Amsterdam time, (11:00 hours New York time) on Wednesday 7 July 2004 can still be tendered during the remainder of the post-acceptance period. VDXK expects to make an announcement regarding the number of Ordinary Shares held by VDXK per the last day of the post-acceptance period no later than Monday 26 July 2004. Payment of the Offer Price per Ordinary Share for any remaining Ordinary Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by VDXK) and delivered during the post-acceptance period, and have not been paid for, will take place no later than Monday 2 August 2004.

VDXK further announces that payment for the 78,640,190 Ordinary Shares in Vendex KBB and 21,000 Preference Shares B in Vendex KBB, which were tendered in respect of the initial acceptance period of the public offer made by VDXK, occurs today, Monday 5 July 2004.

Unless defined herein, defined terms used in this announcement shall have the meanings given to them in the Offer Memorandum. This press release appears in Dutch as well. In the event of any inconsistency, the English version will prevail.

Further information can be obtained with:

For VDXK
Citigate,

Dorothee van Vredenburch	tel. +31-20-5754010	+31-6-53215341
Floor van Maaren	tel. +31-20-5754010	+31-6-29597746

For KKR
Gay Collins/Andrew Nicolls,

Penrose Financial	tel. +44-20-77864882	+44-77-98626281